Exhibit 99.14

Management's Discussion and Analysis
For the three and nine months ended September 30, 2015

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its wholly owned subsidiaries for the three and nine months ended September 30, 2015 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2015. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the Accounting Standards Board. Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 4, 2015, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation (“OMC”) by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. The Company is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine located in Malartic, Québec and the recently acquired sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. The Company also owns a portfolio of royalties, options on royalties and exclusive rights to participate in future royalty/stream financings on various projects, mainly in Ontario, Québec and the U.S.A. In addition, the Company invests in equities of exploration and royalty companies including a 9.75% interest in Labrador Iron Ore Royalty Corporation and owns directly or indirectly exploration projects on three main prolific gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area and the Guerrero Gold Belt in Mexico.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders by dividend payments and opportunistic share buy-backs. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions, operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights

•	Revenues of $11.7 million (Q3 2014 – $9.6 million);
•	Record 8,264 gold ounces earned and 7,795 ounces sold (Q3 2014 – 6,359 ounces earned and 6,843 ounces sold);
•	Record 7,780 silver ounces earned and 7,280 ounces sold (Q3 2014 – 6,051 ounces earned and 6,523 ounces sold);
•	Net earnings of $9.8 million, $0.10 per share (Q3 2014[1] – $5.8 million, $0.12 per share);
•	Adjusted earnings[2] of $15.0 million, $0.16 per share[2] (Q3 2014 –$8.1 million and $0.17 per share);
•	Net cash flows provided by operating activities[3] of $10.2 million (Q3 2014[1] –$6.6 million);
•	Total value of working capital and marketable securities of $429.5 million at September 30, 2015;
•	Implementation of a Dividend Reinvestment Plan; and
•	Declaration of a quarterly dividend of $0.03 per common share paid on October 15, 2015 to shareholders of record as of the close of business on September 30, 2015.

Subsequent Events

•

Announced in October the acquisition of a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. for a cash consideration of $28 million, with an additional $2.5 million payable on confirmation of certain rights; and

•

Dividends declared on November 4, 2015: Increased quarterly dividends to $0.04 per common share (an increase of 33% compared to previous quarter) payable on January 15, 2016 to shareholders of record as of the close of business on December 31, 2015.

____________________________________
1	From continuing operations.
2

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

3	Before change in non-cash working capital items.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Basis of Financial Presentation

Although Osisko Gold Royalties is a new legal entity, it has been determined under IFRS that for financial reporting purposes, the Company is considered to be a continuation of OMC, as at the closing of the friendly transaction all of its shareholders became the shareholders of Osisko Gold Royalties. Accordingly, all references to Osisko or the Company for events that occurred prior to June 16, 2014 relate to OMC. The results also reflect a 10 to 1 share consolidation which occurred on June 16, 2014, and accordingly all prior share-related information has been adjusted to reflect this share consolidation, except when otherwise noted.

Acquisition of Virginia Mines Inc. (now Osisko Exploration James Bay Inc.)

On November 17, 2014, Osisko and Virginia Mines Inc. (“Virginia”), a mining exploration company active in Northern Québec and holding a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”), announced that they had entered into a definitive agreement to combine the two companies. Under the terms of the transaction, which was structured as a plan of arrangement, each Virginia share was exchanged for 0.92 Osisko shares.

The transaction closed on February 17, 2015 and Osisko acquired all of the outstanding common shares of Virginia and issued a total of 29,964,240 common shares to Virginia shareholders. Through the combination of the two companies, Osisko achieved its objective of creating a new intermediate royalty company with two world-class gold royalty assets in Québec. The transaction combined two top-quality, highly complementary asset portfolios including two long-life reserve generating gold royalties, diversifies the Company’s assets and strengthens the Company’s financial position. Prior to the closing of the transaction, Osisko held 3,562,616 common shares of Virginia which generated a gain of $7,929,000 at the closing date. In addition, Osisko issued 1,695,770 share options as replacement options of Virginia using the same exchange rate of 0.92 than for the shares. Transaction costs related to the acquisition are expensed under business development expenses in 2014 and in the first quarter of 2015 and amount respectively to $1,469,000 and $2,243,000. The total consideration paid, including the initial investment held by Osisko, the shares issued to Virginia shareholders and the fair value of the replacement options granted amount to approximately $556.0 million. The transaction was recorded as a business combination in accordance with IFRS 3, Business Combinations.

As of the reporting date, the Company has not completed the purchase price allocation over the identifiable net assets and the resulting goodwill of Virginia. The goodwill is the result of the creation of a diversified portfolio of two significant producing royalties that increase the sources of revenues and reduce the operational risks and cost of capital of the combined company. In addition, the acquisition of exploration and evaluation projects lead by an experienced team diversifies the risks and increases the royalty opportunities. Information to confirm fair value of certain assets, mainly the royalty interests and exploration and evaluation assets, are still to be obtained or confirmed. The allocation is expected to be completed by December 31, 2015 and the actual fair values of the assets and liabilities may differ materially from the amounts disclosed.

The table below presents the purchase price allocation based on the best available information to the Company to date (in thousands of dollars):

Consideration paid	$
Issuance of 29,964,240 common shares on closing	488,717
Shares held in Virginia prior to the acquisition	53,475
Fair value of 1,695,770 Virginia replacement share options issued	13,842
556,034

Net assets acquired	$
Cash and cash equivalents	34,900
Short-term investments	35,179
Other current assets	4,897
Other investments	2,589
Royalty interests	411,236
Property and equipment	587
Exploration and evaluation	87,365
Current liabilities	(3,986)
Liability for share exchange rights	(6,867)
Deferred income tax liability	(119,450)
Non-controlling interests	(1,620)
444,830

Goodwill	111,204

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

The Virginia acquisition brings several benefits to Osisko including:

i)	Diversification of revenues with the addition of the Éléonore royalty from Goldcorp’s world-class Éléonore mine, which has achieved commercial production on April 1, 2015;
ii)	Increases the optionality to additional gold reserves at the Éléonore mine and from various projects in the emerging James Bay Camp;
iii)	Exposure to new base metals with the Coulon Project;
iv)	Portfolio of non-producing royalties; and
v)	First-rate exploration team focused on the James Bay area in the Province of Québec.

Portfolio of Royalty Interests

Canadian Malartic

The Company’s cornerstone asset is a 5% NSR on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership created by Agnico Eagle and Yamana (the “Partners”). The property extends over 220km2 and is located in the prolific gold corridor which hosts current and past producers and has produced over 50 million ounces of gold.

The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by OMC at a cost of approximately $1.2 billion and commenced production in April 2011. Quarterly gold production since inception is as follows (in thousands of ounces):

	Q1	Q2	Q3	Q4	Total
2011	-	46.6	73.8	79.7	200.1
2012	91.2	92.0	103.8	101.5	388.5
2013	106.0	111.7	120.2	137.3	475.3
2014	140.0	133.2	129.5	132.8	535.5
2015 (YTD)	135.8	136.9	153.2	n/a	425.9

The Partners indicated that Canadian Malartic had a very strong operational performance in the third quarter of 2015. New records were set for quarterly tonnes milled (4.94 million tonnes), tonnes processed per day (53,703 tonnes), and ounces produced (153,206 ounces). On September 22, 2015, the mine poured its two millionth ounce of gold.

During the third quarter of 2015, the Canadian Malartic mill processed an average of 53,703 tonnes per day compared with an average of 52,539 tonnes per day in the corresponding period of 2014. Throughput was higher in the 2015 period due to improved crusher operating time. The average stripping ratio in the third quarter of 2015 was 2.04 to 1.00.

For the first nine months of 2015, the Canadian Malartic mill processed an average of 52,139 tonnes per day compared with an average of 50,580 tonnes per day in the corresponding period of 2014.

The Partners continue to work on initiatives to optimize the operations. Current opportunities include:

•	Improving SAG mill and crusher liners to attempt to reduce the number of planned shutdowns to three per year (currently four per year). New liners were installed in Q3 2015;
•	Improving gyratory crusher availability by redirecting ore containing scrap steel to a separate crusher;
•	Maintaining mining throughput levels at two million tonnes per month in the North zone (which contains higher grades);
•	Acquiring an additional remote excavator for use in the North zone;
•	Adding two larger production drills which is expected reduce drilling costs; and
•	Increasing rate of waste rock backfilling of the Gouldie pit which reduces haulage distances and noise.

The Partners indicated that the permitting activities for the Barnat Extension and deviation of Highway 117 are continuing. An Environmental Impact Assessment ("EIA") for this project was submitted in February 2015. An initial series of questions were received by the Partners, and final responses were submitted in September 2015. A second round of questions from the government is expected to be received later in the fourth quarter of 2015. Public hearings are then expected to be held in the spring of 2016, with receipt of the necessary permits potentially by year-end 2016. In parallel, the Partners is currently working on the permitting for improving the efficiency and environmental performance of the existing mobile crusher. At this point, milling levels are expected to be approximately 53,000 tonnes per day through year-end 2016.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

For more information, refer to the press releases of Agnico Eagle and Yamana dated respectively October 28, 2015 and October 29, 2015 filed on SEDAR (www.sedar.com).

In August 2014, Agnico Eagle and Yamana released updated mineral reserve and resource estimates as at June 15, 2014 for the Canadian Malartic mine. Proven and probable in-pit mineral reserves were estimated at 8.9 million ounces of gold based on a US$1,300 per ounce engineered pit design, a cut-off grade between 0.28 g/t and 0.35 g/t gold, and C$/US$ exchange rate of 1.10.

The reserve base at June 16, 2014 is presented in the table below:

Reserve and resource estimates
with a cut-off grade between 0.28 to 0.35 g/t Au

Category	Tonnes	Grade	Au
	(M)	(g/t Au)	(M oz)

Proven Reserves	57.6	0.91	1.69
Probable Reserves	205.6	1.10	7.26
Proven & Probable Reserves	263.2	1.06	8.94
Measured and Indicated Resources(1)	314.2	1.07	10.80
Inferred Resources	46.5	0.77	1.14
(1) Includes proven & probable reserves.

For more information, please refer to Agnico Eagle and Yamana NI-43-101 Technical Reports filed on SEDAR (www.sedar.com) on August 13 and 14, 2014 respectively.

Agnico Eagle and Yamana reported in their Management’s Discussion and Analysis for the year ended December 31, 2014 updated mineral reserve and resource estimates using the June 16, 2014 data adjusted for production between June 16, 2014 and December 31, 2014:

•	Proven mineral reserves of 50.0 million tonnes at 0.92 g/t containing 1.6 million gold ounces
•	Probable mineral reserves of 204.0 million tonnes at 1.10g/t containing 7.2 million gold ounces
•	Measured mineral resources of 5.7 million tonnes at 0.84 g/t containing 0.2 million gold ounces
•	Indicated mineral resources of 65.4 million tonnes at 0.85g/t containing 1.8 million gold ounces
•	Inferred gold mineral resources of 45.6 million tonnes at 0.76 g/t containing 1.1 million gold ounces

In March 2015, the Partners increased their interest in the Malartic CHL property to 100% by acquiring the remaining 30% interest from Abitibi Royalties Inc. The Malartic CHL property adjoins the Canadian Malartic mine to the east and hosts part of the Odyssey North discovery. At the end of the third quarter of 2015, the Partners reported that 28 holes (24,537 metres) of drilling had been completed on the Odyssey zone. Drilling and data compilation will continue in the fourth quarter. Osisko holds a 5% NSR royalty on the Odyssey zone and a 3% NSR royalty on the Odyssey North Zone.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Éléonore

Osisko, through its wholly-owned subsidiary Osisko Exploration James Bay Inc. (formerly Virginia Mines Inc.), owns a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp.

At Éléonore in Québec, commercial production was declared on April 1, 2015.

Goldcorp indicated that gold production in the third quarter reached 86,700 ounces, which represents an increase of 42,900 ounces or 98% compared to the second quarter of 2015. Production increased over the prior quarter as a result of the expansion of underground mining from two to four horizons, in addition to successful mine optimization initiatives. Stoping productivity and mining flexibility continued to improve, contributing to higher underground mine tonnage quarter over quarter. Throughput during the quarter averaged 6,500 tonnes per day. While recoveries in the third quarter were impacted by the presence of iron sulphides in certain production stopes, metallurgical studies are underway that are expected to minimize the effect on future recoveries.

Goldcorp indicated that the successful resolution of previously-reported initial start-up issues, underground development, mine tonnage production and mill throughput have all increased in accordance with the plan. In addition to these improvements, higher second half gold production at Éléonore is also dependent upon higher gold grades expected in Horizon 4, the deepest of the four mining horizons that comprise Éléonore's forecast 2015 gold production. The Roberto deposit is hosted in sedimentary rock, and mined material from all four horizons has identified a wide range of folding and faulting consistent with the host rock package. With the first mining stope from Horizon 4 now underway, in-situ ore grades have been as expected, however higher than anticipated folding is being encountered. Mining in these folded veins areas is resulting in higher dilution and therefore lower than planned mined grades and gold production. The Éléonore team is working to adjust stope design to minimize these impacts.

As a result of these conditions, Goldcorp has revised 2015 gold production guidance at Éléonore to between 250,000 and 270,000 ounces, reduced from previously forecasted 290,000 to 330,000 ounces.

Goldcorp indicated that the Éléonore mill ramp-up continues to progress successfully, with daily throughput averaging 5,418 tonnes in August and achieving nameplate capacity of 7,000 tonnes on August 11, 2015. Ramp-up of the mine and mill to full throughput of 7,000 tonnes per day remains on track for the first half of 2018.

In the first quarter of 2015, Goldcorp had indicated that the Éléonore Crown Pillar could be mined earlier than anticipated to further enhance the production profile and return on capital employed. Work on the Éléonore crown pillar pre-feasibility study continues to advance in the third quarter with completion anticipated by the end of 2015. Major activities included the progression of the trade-off study between open pit and underground mining, determination of the dike location, and permitting and stakeholder engagement efforts.

On the exploration side, Goldcorp indicated that drilling continues to target the lower portion of the Roberto deposit below 650 metres in what will become Horizons 5 and 6. Positive results continue to support the potential for successful conversion of resources to reserves and extend the deposit at depth, which remains open including the core area. Positive results continue in the 494 target area adding confidence to the size and importance of this target.

For more information, refer to the press releases of Goldcorp dated October 29, 2015, September 8, 2015 and April 30, 2015 as well as the MD&A for the three and nine months ended September 30, 2015 filed on SEDAR (www.sedar.com).

Osisko will not receive any gold or silver ounces until a US$5 million non-interest bearing royalty advance payment has been recovered from production of Éléonore by Goldcorp. The recovery is at a rate of 2.2% of production valued at market price. Based on the revised guidance, the Company expects to receive royalties starting late November 2015.

In February 2015, Goldcorp indicated that a successful 2014 drilling program targeting the conversion of resources to reserves in the lower portion of the deposit (below 650 metres) and exploring lateral extension at that depth contributed to a 24% increase in mineral reserves to five million ounces of gold. The drilling also converted one million ounces of gold in the inferred mineral resources category to measured and indicated category. Drilling in 2015 will continue to target structures in the lower mine and the southern portion of the ore body to transfer resources to reserves.

Goldcorp also indicated in February 2015 updated mineral reserve and resource estimates as at December 31, 2014 for the Éléonore mine. Proven and probable mineral reserves were estimated at 4.97 million ounces of gold based on a price of US$1,300 per ounce of gold.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

The reserve base is presented in the table below:

Reserve and resource estimates

Category	Tonnes	Grade	Au
	(M)	(g/t Au)	(M oz)

Proven and Probable Reserves	24.57	6.30	4.97
Measured and Indicated Resources(1)	5.19	6.34	1.06
Inferred Resources	12.09	7.19	2.80
(1) Excludes proven & probable reserves.

For more information, please refer to the press release of Goldcorp dated February 19, 2015 filed on SEDAR (www.sedar.com).

Acquisition of Royalty Interests

Teck Canadian Royalties

The Company announced in October that it has entered into a definitive agreement to acquire a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. (“Teck”) for a cash consideration of $28 million, with an additional $2.5 million payable on confirmation of certain rights.

The portfolio consists of 31 royalties, most of which are NSR royalties, including the following key royalties:

•	Three NSR royalties from 2% to 3% on the producing Island Gold Mine properties located in Northern Ontario owned by Richmont Mines Inc.;
•	2% NSR royalty on the Lamaque property located in the Abitibi owned by Integra Gold Corp.;
•	2% NSR royalty on the Hewfran Block located in Northern Québec owned by Metanor Resources Inc.;
•	0.5% NSR royalty and right to $5 million payment upon commercial production on the Marban property Québec owned by NioGold Mining Corp and located near the Canadian Malartic Mine in Malartic;
•	1.5% NSR royalty on a portion of the Fenn-Gib property located in northern Ontario owned by Lake Shore Gold Corp.; and
•	1.5% to 2% NSR royalty on the Garrcon property located in northern Ontario and owned by Northern Gold Mining Inc.

The portfolio also includes other precious metal royalty assets on exploration and development properties. Certain NSR royalties are subject to buy-back clauses.

The Teck Resources Limited transaction is expected to be completed by or before November 16, 2015, and the Teck Metals Ltd. by or before February 28, 2016. The acquisitions will be funded from Osisko’s cash on hand.

Caisse de dépôt et placement du Québec ("CDPQ") and Fonds de solidarité des travailleurs du Québec (F.T.Q.) ("Fonds") had completed private placements into Osisko and Virginia as a part of the business combination completed in February 2015. Accordingly, CDPQ and Fonds were granted a combined 15% right to participate in all future royalty or stream transactions entered into by Osisko. CDPQ has advised the Company that it will exercise the participation right to acquire 15% of the royalty interests acquired by Osisko.

Vezza Royalties

The Company acquired a 5% net smelter return royalty and a 40% net profit interest royalty in the Vezza gold property operated by Ressources Nottaway Inc. for a total acquisition price of $10.0 million. The property is located 25km from Matagami, Québec. Commercial production is forecasted for January 2016.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Other Advanced Non-producing Royalty Interests

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Vezza	Ressources Nottaway Inc.	5% NSR royalty	Au	Québec	Development
Vezza	Ressources Nottaway Inc.	40% NPI royalty (1)	n/a	Québec	Development
Pandora	Agnico/Yamana	2% NSR royalty	Au	Québec	Development
Malartic CHL – Odyssey North	Agnico/Yamana	3% NSR royalty	Au	Québec	Exploration
Hammond Reef	Agnico/Yamana	2% NSR royalty	Au	Ontario	Development
Upper Beaver	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Kirkland Lake Camp	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
White Pine North - Copperwood	Highland Copper	3% sliding-scale NSR royalty (2)	Ag, Cu	Michigan, USA	Exploration

Other Advanced Non-producing Royalty Options

Asset	Operator	Interest	Price to Exercise	Commodities	Jurisdiction	Stage

Marban	NioGold Mining	0.25% NSR Royalty	$1 million	Au	Québec	Development
Neita	Unigold	2% NSR Royalty	$2 million	Au	Dominican Republic	Exploration
Yellowknife City Gold	TerraX	3% NSR Royalty	$4 million	Au	Northwest Territories	Exploration
Oban Mining Projects (3)	Oban Mining Corporation	1% NSR Royatly	$5 million	n/a	n/a	n/a

(1)	NPI: Net profit interest
(2)	Subject to conversion of Osisko’s $10M convertible loan with Highland Copper
(3)	Osisko has a one time right to purchase a 1% NSR royalty on Oban Mining Corporation’s project upon Oban’s future financing completed prior to August 25, 2020.

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue from time to time investing, in various companies within the mining industry for investment purposes, and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the unaudited interim consolidated financial statements and include Oban Mining Corporation, NioGold Mining Corp. and Falco Resources Ltd.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

Investment in Associates - Oban Mining Corporation (“Oban”)

In August 2015, Oban acquired Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new leading Canadian focused gold exploration and development company. Osisko invested $17.8 million in shares for an estimated interest of 16.9% in Oban. Osisko was also granted a right to acquire a 1% NSR on all properties held by Oban. Mr. John Burzynski has been appointed President and CEO of Oban and Mr. Sean Roosen was appointed co-Chair of the Board of Directors.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Oban’s flagship project is the high-grade Windfall Lake gold deposit located between Val-d'Or and Chibougamau in Québec, Canada. Oban also holds a 100% undivided interest in a large area of claims in the Urban Barry area (82,400ha) of Québec. In addition, Oban holds an option to acquire from Northstar Gold Corp. up to a 70% interest in the Miller Project in northern Ontario pursuant to an option agreement with Northstar Gold Corp. Oban also holds a 100% interest in the Roach Property in northern Ontario and has options with other third parties to acquire a 100% undivided interest in the Côté Property, the Golden Dawn Project, the Hunter Property and other properties in the vicinity.

In April 2015, an independent Preliminary Economic Assessment was released for the Windfall Lake Gold Project, outlining the design for a 1,200 tonnes per day underground mine producing 106,200 ounces of payable gold annually for 7.8 years. Oban is actively advancing the Windfall Lake Gold Project, with the objective of moving the project to a production stage as quickly as possible. In October 2015, it announced the commencement of a 55,000 meter drill program on the Windfall Lake Gold Project. Oban is well financed with approximately $73.0 million in cash, cash equivalents and marketable securities as at October 20, 2015.

For more information, please refer to the press release of Oban dated October 20, 2015 filed on SEDAR (www.sedar.com).

Other Investments - Labrador Iron Ore Royalty Corporation (“LIORC”)

Since the beginning of 2015, Osisko has acquired a 9.75% interest (including a 7.2% interest during the second quarter) in LIORC. The Company views this investment as an opportunity to provide asset/commodity diversification to its current portfolio of royalties while maintaining the gold focus through exposure to a world-class, long-life iron ore asset in a stable jurisdiction. LIORC is entirely focused on the Iron Ore Company of Canada (“IOC”) operations through:

•	7% gross royalty on the IOC iron ore operations;
•	A $0.10 per tonne marketing fee on all products sold by IOC; and
•	15% direct interest in IOC.

IOC is a major Canadian iron ore producer held by Rio Tinto (59%), Mitsubishi Corporation (26%) and LIORC. The mine located in the Newfoundland and Labrador Province in Canada has been in operations for more than 53 years. As per the 2014 Annual Report of LIORC (filed on SEDAR (www.sedar.com)), the mine has reserves to continue operations for 29 years at current production rate.

LIORC, to date, has distributed the majority of its cash flows received from IOC through royalties, fees and dividends. The quarterly distribution rate per share (including regular and special distributions) for the past six years has been as follows (per share amounts were adjusted to reflect a 2:1 stock split in the first quarter of 2011):

	Q1	Q2	Q3	Q4	Total	Total
					per share	(in millions)
2015	$ 0.250	$ 0.250	$ 0.250	n/a	$ 0.750	$ 48.0
2014	0.400	0.400	0.500	0.350	1.650	105.6
2013	0.375	0.375	0.375	0.750	1.875	120.0
2012	0.375	0.375	0.375	0.375	1.500	96.0
2011	0.750	0.375	0.750	0.375	2.250	144.0
2010	0.375	0.375	0.500	1.000	2.250	144.0
2009	0.250	0.250	0.250	0.250	1.000	64.0

During the first, second and third quarter of 2015, LIORC declared a quarterly dividend of $0.25 per share. Osisko’s share of dividends amounted to $4.3 million. Based on its current holding and on the historical information for the years 2009 to 2014, the Company’s investment in LIORC would have provided for cash dividends of $6.2 million to $14.0 million on an annual basis.

The investment in LIORC provides diversification to gold production and is consistent with Osisko’s philosophy of investing in long-life mines operated by world-class mining companies in safe jurisdictions.

In October, Rio Tinto released its third quarter operations review including IOC production and sales results. During the first nine months of 2015, IOC demonstrated a significant shift in operational performance, attributable to improved haul truck and mill availability and enhanced productivity rates for haul trucks and shovels. This resulted in a 21% increase in concentrates produced to 5.5 million tonnes and a 14% rise in pellet production to 7.3 million tonnes.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Exploration and Evaluation

James Bay and Labrador Trough areas, Québec

Osisko acquired exploration and evaluation projects through the acquisition of Virginia. The 2015 budget for exploration and evaluation activities in the James Bay area and Labrador Trough areas amounts to $13 million (January to December) of which $7 million is funded through flow-through shares and $4 million is funded with Québec institutional partners.

Since the acquisition of Virginia, the exploration program continued on the Coulon project (James Bay area), focusing mainly on a diamond drilling program on Lens 257 and on regional targets. Exploration work also includes ground and borehole geophysical surveys and the writing of the 2014 technical report. During the second quarter, 15 diamond drill holes were completed for a total of 10,736 meters on the Coulon project. The winter 2015 exploration program was completed during that period and consisted of 32 holes for a total of 18,036 metres. Drilling (directional drilling with Devicore) extended Lens 257 towards the south-south-west and the north-north-east. Lens 257 is now followed over more than 720 meters laterally and remains open at both ends along its long axis. It could extend for an additional 250 meters towards south-south-west and could merge at depth with lens 9-25 to the north-north-east. Very encouraging results were obtained from the winter drilling campaign in Lens 257. Drilling over regional targets explained most of the geophysical anomalies, but failed to return any significant values. A 5,600 meter drill program will be initiated on the Coulon project. The program will continue to test the upper and lower extensions of Lens 257 and the west flank of the main fold structure.

The Company continued summer exploration programs on several of its projects located in the James Bay territory and the Labrador Trough in Québec. A diamond drill program was carried out on the Anatacau-Wabamisk project located in the Opinaca-Eastmain area. A large mechanical stripping program was also conducted on the Kan project located 100 kilometers to the southwest of Kuujjuaq in the Nunavik Territory. During the fourth quarter of 2015, the Company will complete its follow-up exploration programs on the Wabamisk project and on some regional targets located in the James Bay territory.

Guerrero (Mexico)

OMC had been active in Mexico in acquiring prospective ground to conduct grassroots exploration for porphyry and skarn Cu-Au deposits. These properties were transferred to the Company on June 16, 2014. The Company currently holds over 550,000 hectares in the prolific Guerrero Gold Belt (“GGB”). In the past years, the GGB has yielded over 30 million ounces of gold discoveries, including the Los Filos Mine held by Goldcorp and El Limon Project held by Torex Gold Resources Inc.

The Company has reduced its activities in Mexico and will continue to assess its alternatives in relation to the Guerrero property.

Alaskan Tin Properties (U.S.A.)

In July 2015, the Company sold its interests in the Sleitat and Coal Creek Tin-Silver properties, located in Alaska, U.S.A. to Strongbow Exploration Inc. in exchange for 5.0 million common shares valued at $500,000 on the date of the closing of the transaction.

Bought Deal Private Placement of $200 million

On January 21, 2015, Osisko announced that it had entered into an agreement with a syndicate of underwriters who had agreed to buy, on a bought deal private placement basis, 10,960,000 special warrants of the Company (“Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200 million. Each Special Warrant entitled the holder to acquire, for no additional consideration, one unit (“Unit”) of Osisko, with each Unit comprised of one common share (“Common Share”) of Osisko and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. Each Warrant entitles the holder thereof to purchase one Common Share of Osisko at a price of $36.50, for a period of 84 months following the closing date.

The bought deal offering was closed on February 18, 2015 and Osisko issued 10,960,000 Special Warrants for gross proceeds of $200 million. On March 5, 2015, further to delivery to Osisko of a final receipt by regulators for its final short form prospectus, the Special Warrants were converted into 10,960,000 common shares of the Company and 5,480,000 Warrants having a maturity date of March 5, 2022. Transaction costs amounted to $10,399,000.

The common shares and warrants (TSX: OR.WT) trade on the Toronto Stock Exchange since March 5, 2015.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Quarterly Dividend

On November 4, 2015, the Board of Directors has declared the fifth quarterly dividend of $0.04 per common share payable on January 15, 2016 to shareholders of record as of the close of business on December 31, 2015.

In September 2015, the Company implemented a dividend reinvestment plan (the "DRIP"). Shareholders who are residents of Canada may elect to participate in the DRIP which commenced with the dividend that was paid on October 15, 2015 to shareholders on record as of September 30, 2015. Participation in the DRIP is optional and will not affect shareholders' cash dividends unless they elect to participate in the DRIP. In connection with the October 15, 2015 dividend payment date, the dividend paid to participants in the DRIP was by way of common shares issued from treasury at a 3% discount to the Average Market Price, as defined in the DRIP (available at http://osiskogr.com/en/dividends/drip/).

Gold Market and Currency

Gold Market

During the third quarter, the price of gold closed at US$1,114 per ounce, US$57 per ounce lower than the close on the second quarter of 2015. The average during the third quarter of 2015 was US$68 per ounce lower at US$1,124 per ounce compared to US$1,192 in the previous quarter. Gold price per ounce varied between a high of US$1,168 and a low US$1,081.

During the third quarter of 2015, the market was driven by the following developments:

•	Perception of continued upward momentum in the U.S. economy
•	Continued strength in the U.S. dollar
•	Uncertainty as to whether or not the U.S. Federal Reserve will increase interest rates
•	Low inflation
•	Geopolitical crises (Greece, Russia, Syria)
•	Weak economic data from China and concerns on default risk

The near-term price outlook for gold is largely dependent on the timing and magnitude of interest rate hikes by the U.S. Federal Reserve, as higher rates and a healthy U.S. economy imply better returns from fixed income and equity markets. The gold price is expected to stay largely range-bound between US$1,100 and US$1,200 per ounce in 2015, with potential to increase to US$1,250 in 2016 if demand from Asian markets picks up, despite worsening mine supply.

The historical price is as follows:

(US$/ounce)	High	Low	Average	Close

2015 (YTD)	$1,296	$1,081	$1,178	$1,114
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658
2011	1,895	1,319	1,572	1,531
2010	1,421	1,058	1,225	1,406

The average prices of gold and silver in US$ are summarized below:

	Three months ended September 30, 2015		Nine months ended September 30, 2015
	Realized prices	Market prices	Realized prices	Market prices
	per ounce	per ounce (i)	per ounce	per ounce (1)

Gold	1,128	1,124	1,173	1,178
Silver	15	15	16	16

(i)	Market prices are based on the average London PM fixing for gold and average fixing for silver.

Currency

The Company is subject to currency fluctuations as its revenues are in U.S. dollars and its expenses are mainly denominated in Canadian dollars. The Company also holds significant cash balances in U.S. dollars. A weaker Canadian dollar, as seen in the last quarters, increases the sales presented in Canadian dollars on the consolidated statement of income as the sales of gold and silver are traded in U.S. dollars. On the other hand, a weaker Canadian dollar will negatively impact the Company’s purchasing power of U.S. dollar nominated investments from its Canadian dollar resources.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

The Canadian dollar weakened over the course of the third quarter, depreciating by 6.4% . The Canadian economy continues to adjust to lower prices for oil and other commodities. Economic momentum is rebuilding, and real GDP growth is estimated to have rebounded to about 2 per cent in the second half of 2015, following a modest contraction in the first half of the year. GDP growth for 2015 is estimated at just over 1%. In its latest monetary policy report, the Bank of Canada set its target for GDP growth at 1% for 2015, increasing to 2% in 2016 and 2.5% in 2017.During the month of July, the Bank of Canada lowered its target overnight rate to 0.5%, from 0.75% . The target for the overnight rate had previously been lowered to 0.75% from 1% in January of 2015.

The exchange rate for the Canadian/U.S. is outlined below:

	High	Low	Average	Close
2015 (YTD)	1.3413	1.1728	1.2600	1.3394
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949
2011	1.0604	0.9449	0.9891	1.0170
2010	1.0778	0.9946	1.0299	0.9946

Selected Quarterly Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended September 30,		Nine months ended September 30,
	2015(3)	2014(3)	2015(3)	2014(3)

Continuing operations:
Revenues	11,724	9,571	32,604	9,571
Operating income (loss)	7,085	5,896	14,200	(1,343)
Net earnings	9,809	5,833	23,980	87
Basic net earnings per share	0.10	0.12	0.28	0.00
Diluted net earnings per share	0.10	0.12	0.28	0.00

Total assets	1,098,013	192,917	1,098,013	192,917

Operating cash flows from continuing operations(1)	10,204	6,624	24,027	3,295

Gold royalties earned (ounces)	8,264	6,359	22,136	7,317
Gold ounces sold	7,795	6,843	21,667	6,843

Average selling price of gold (per ounce sold)
In C$	1,485	1,379	1,484	1,379
In US$ (2)	1,128	1,254	1,173	1,254

Shares outstanding (in thousands)
Basic weighted average	94,356	46,700	85,660	45,098
Diluted weighted average	94,759	47,900	87,692	45,568

Discontinued operations:
Revenues	-	-	-	347,663
Expenses (including income and mining tax expense)	-	-	-	416,515
Net earnings from discontinued operations	-	-	-	1,675,263
Basic net earnings per share				37.15
Diluted net earnings per share	-	-	-	36.77

Gold ounces produced	-	-	-	249,454
Gold ounces sold	-	-	-	241,707

Average selling price of gold (per ounce sold)
In C$	-	-	-	1,418
In US$ (2)	-	-	-	1,290

(1)	Before change in non-cash working capital items.
(2)	Using actual exchange rates at the date of the transactions.
(3)	Financial information in Canadian dollars and prepared in accordance with IFRS.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

In the third quarter of 2015, operating income amounted to $7.1 million and net earnings from continuing operations were $9.8 million, compared to $5.9 million and $5.8 million in the third quarter of 2014. The net operating income in the third quarters of 2015 and 2014 are the results of the revenues generated from the sale of gold and silver from its 5% NSR royalty on the Canadian Malartic mine net of operating expenses. Net earnings in the third quarter of 2015 are mainly the result of the operating income, interest and dividend revenues as well as a foreign exchange gain, partially offset by the income tax expense. In the third quarter of 2014, net earnings were mainly the results of the operating income and other net gains, partially offset by the income tax expense.

For the nine months ended September 30, 2015, operating income amounted to $14.2 million and net earnings reached $24.0 million, compared to an operating loss of $1.3 million and net earnings of $0.1 million in the comparative period of 2014. The net operating income in the first nine months of 2015 is the result of the revenues generated from the sale of gold and silver from its 5% NSR royalty on the Canadian Malartic mine net of operating expenses. Net earnings are mainly the result of the operating income, interest and dividend revenues, a foreign exchange gain and a net gain on investments, partially offset by the net share of loss of associates and income tax expense. The net earnings from continuing operations in the first nine months of 2014 is mainly the result of the sale of gold and silver from its 5% NSR royalty on the Canadian Malartic mine after June 16, 2014 net of operating expenses, exploration and evaluation expenses and write-offs of exploration projects. The Company started recording revenues from the sale of gold and silver from its 5% NSR royalty on the Canadian Malartic mine in the third quarter of 2014.

For 2014, up to June 16, 2014, allocation of general and administrative expenses to continuing operations was estimated according to the activities transferred to the Company to support exploration activities in Mexico and the USA and the management of the investment portfolio. In 2015, general and administrative expenses reflect the current activities of the Company.

Discontinued operations in 2014 reflect results of the Canadian mining, exploration and evaluation activities of OMC that are deemed to have been disposed of on June 16, 2014.

Overview of Financial Results

Financial Summary – Third quarter of 2015

•	Revenues of $11.7 million compared to $9.6 million in the third quarter of 2014;

•	Net earnings from continuing operations of $9.8 million or $0.10 per basic and diluted share, compared to $5.8 million or $0.12 per basic and diluted share in the third quarter of 2014;

•	Adjusted earnings[4] of $15.0 million or $0.16 per share[4] compared to $8.1 million or $0.17 per share in the third quarter of 2014;

•	Operating income of $7.1 million compared to $5.9 million in the third quarter of 2014; and

•	Net cash flows provided by operating activities from continuing operations before change in non-cash working capital items of $10.2 million compared to $6.6 million in the third quarter of 2014.

For the third quarter of 2015, Osisko’s net earnings from continuing operations amounted to $9.8 million (net earnings per basic share of $0.10) compared to $5.8 million in the corresponding period of 2014 (net earnings per share of $0.12) . Revenues in the third quarter of 2015 amounted to $11.7 million from the sale of gold and silver from the 5% NSR royalty received from the Canadian Malartic mine compared to $9.6 million in the third quarter of 2014.

The Company has not started recording revenues from its Éléonore royalty. Virginia had received advance royalty payments of US$5.0 million from 2009 to 2013 (balance of US$0.9 million (CA$1.2 million) as at September 30, 2015). Revenues will be recognized once the advance payment received is reduced to nil through royalty payment calculations, which is expected in late November of 2015.

____________________________________
4.

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Financial Summary – First nine months of 2015

•	Revenues of $32.6 million compared to $9.6 million in the first nine months of 2014;

•	Net earnings from continuing operations of $24.0 million or $0.28 per basic and diluted share, compared to $0.1 million or $0.00 per basic and diluted share in the first nine months of 2014;

•	Adjusted earnings[5] of $29.9 million or $0.35 per share[5] compared to $9.2 million or $0.20 in the first nine months of 2014;

•	Operating income of $14.2 million compared to an operating loss of $1.3 million in the first nine months of 2014; and

•	Net cash flows provided by operating activities from continuing operations before change in non-cash working capital items of $24.0 million compared to $3.3 million in the first nine months of 2014.

For the first nine months of 2015, Osisko’s net earnings from continuing operations amounted to 24.0 million (net earnings per share of $0.28) compared to $0.1 million in the corresponding period of 2014 (net earnings per share of $0.00) . Revenues in the first nine months of 2015 amounted to $32.6 million from the sale of gold and silver from the 5% NSR royalty received from the Canadian Malartic mine compared to $9.6 million in the corresponding period of 2014. In 2014, Osisko started earning royalty ounces of gold and silver starting June 16, 2014 and had realized sales for the first time in the third quarter of 2014.

Consolidated Statements of Income

The following table presents summarized Consolidated Statements of Income for the three and nine months ended September 30, 2015 and 2014 (in thousands of dollars):

		Three months ended September 30,		Nine months ended September 30,
		2015	2014	2015	2014
		$	$	$	$

Revenues	(a)	11,724	9,571	32,604	9,571

Expenses
General and administrative	(b)	(2,829)	(1,542)	(10,806)	(2,190)
Business development	(c)	(2,194)	(607)	(7,491)	(633)
Exploration and evaluation	(d)	(521)	(1,526)	(1,445)	(5,260)
Write-off of exploration and evaluation assets	(e)	-	-	-	(2,831)
Gain on disposal of exploration and evaluation assets	(f)	500	-	500	-
Costs recoveries from associates	(g)	405	-	838	-

Operating income (loss)		7,085	5,896	14,200	(1,343)

Other income – net	(h)	6,195	2,012	16,017	3,275

Earnings before income taxes		13,280	7,908	30,217	1,932

Income tax expense	(i)	(3,471)	(2,075)	(6,237)	(1,845)

Net earnings from continuing operations		9,809	5,833	23,980	87

Net earnings from discontinued operations	(j)	-	-	-	1,675,263

Net earnings		9,809	5,833	23,980	1,675,350
Basic net earnings from continuing operations per share		0.10	0.12	0.28	-
Diluted net earnings from continuing | operations per share		0.10	0.12	0.28	-
Basic net earnings per share		0.10	0.12	0.28	37,15
Diluted net earnings per share		0.10	0.12	0.28	36.77

____________________________________
5

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

(a)	Revenues are comprised of the following:

	Three months ended September 30, 2015				Three months ended September 30, 2014
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold	1,485	7,795	11,577		1,379	6,843	9,437
Silver	20	7,280	147		21	6,523	134
			11,724				9,571

	Nine months ended September 30, 2015				Nine months ended September 30, 2014
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold	1,484	21,667	32,150		1,379	6,843	9,437
Silver	20	22,244	454		21	6,523	134
			32,604				9,571

(b)

In the third quarter and first nine months of 2015, general and administrative expenses (G&A) amounted respectively to $2.8 million and $10.8 million compared to $1.5 million and $2.2 million in the corresponding periods of 2014. In the first half of 2014, until June 16, 2014, allocation of G&A to continuing operations was estimated according to the activities transferred to the Company to support exploration activities in Mexico and the U.S.A. and the management of the investment portfolio. In 2015, G&A includes actual salaries and expenses to support the current business as well as higher share based compensation expenses and legal fees. Expenses related to Virginia since the acquisition date also increased G&A expenses.

(c)

Business development expenses totaled $2.2 million and $7.5 million in the third quarter and first nine months of 2015, respectively, and include costs related to the acquisition of Virginia for $2.2 million for the nine-month period. In 2014, business development expenses reflected activities since June 16, 2014 for a total of $0.6 million for the three months and nine months ended September 30, 2014.

(d)

Exploration and evaluation expenses amounted to $0.5 million and $1.4 million in the third quarter and first nine months of 2015, respectively, compared to $1.5 million and $5.3 million in the corresponding periods of 2014. Work has mainly been done in Mexico for all periods. In 2015, exploration and evaluation activities on the Mexican properties have been significantly reduced.

(e)	In the first nine months of 2014, write-off of exploration and evaluation assets amounted to $2.8 million as a result of abandoned grassroots projects in Mexico. There was no write-off in 2015.

(f)

During the three months ended September 30, 2015, the Company sold exploration and evaluation assets in exchange for common shares. This transaction resulted in a non-cash gain of $500,000 based on the fair value of the common shares received at the date of the closing of the transaction.

(g)	Costs recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space.

(h)

Other net income in the third quarter of 2015 includes a gain on foreign exchange of $5.2 million, dividend income of $1.6 million and interest income of $1.0 million, partially offset by a share of loss of associates of $0.5 million, loss on dilution of an investment in associate of $1.2 million and finance costs of $0.2 million.

Other net income in the first nine months of 2015 includes a foreign exchange gain of $6.7 million, a net gain on investments of $5.6 million (including a gain on a deemed disposal of $7.9 million on the shares of Virginia held prior to the acquisition date and a loss of $1.8 million on a deemed disposal on an investment transferred to the investments in associates), dividend income of $4.3 million and interest income of $3.3 million, partially offset by a share of loss of associates of $2.3 million, loss on dilution of an investment in associate of $1.2 million and finance costs of $0.4 million.

Other net income in the third quarter of 2014 included share of loss of associates of $0.5 million, interest income of $0.5 million and net gain on financial assets of $1.8 million. For the nine months ended September 30, 2014, other net income includes net gain on financial assets of $2.1 million, share of loss of associates of $0.6 million and interest income of $1.6 million.

(i)

The effective income tax rate in the third quarter and for the first nine months of 2015 are respectively 26% and 21% compared to 26% and 95% in the corresponding periods of 2014. The statutory rate in 2015 and 2014 is 26.9%. The elements that impacted the effective income taxes are the non-taxable part of capital gains (50%), non-taxable dividend income, non- deductible expenses and the non-taxable accounting gain on the acquisition of Virginia. The income tax expense for 2014 and 2015 is related to deferred income taxes.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

(j)	Discontinued operations reflect results of the Canadian mining, exploration and evaluation activities that are deemed to have been disposed of on June 16, 2014.

The results of the Canadian mining, exploration and evaluation operations of OMC that are deemed to have been disposed of as at June 16, 2014 have been reclassified as discontinued operations as follows:

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Results from discontinued operations:
Net gain on deemed disposal	-	-	-	1,744,115
Results of discontinued operations:
Revenues	-	-	-	347,663
Expenses	-	-	-	(333,536)
Loss earnings before income and mining taxes	-	-	-	14,127
Income and mining tax expense	-	-	-	(82,979)
Net loss	-	-	-	(68,852)
Net earnings from discontinued operations	-	-	-	1,675,263

Net earnings per share from discontinued operations
Basic				37.15
Diluted				36.77

Liquidity and Capital Resources

As at September 30, 2015, the Company’s cash and cash equivalents amounted to $304.1 million compared to $175.2 million as at December 31, 2014.

On February 18, 2015, Osisko closed a bought deal private placement of $200.0 million for 10,960,000 Special Warrants of the Company at a price of $18.25 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, one Unit of Osisko, with each Unit comprised of one Common Share of Osisko and one-half of one common share purchase warrant of Osisko. Each full Warrant entitles the holder thereof to purchase one Common Share of Osisko at a price of $36.50, for a period of 84 months following the closing date.

On March 5, 2015, further to delivery to Osisko of a final receipt by regulators for its final short form prospectus, the Special Warrants were converted into 10,960,000 common shares of the Company and 5,480,000 Warrants having a maturity date of March 5, 2022. Transaction costs amounted to $10,399,000 for net proceeds of $189.6 million.

The acquisition of Virginia on February 17, 2015 increased cash and equivalents by $34.9 million. In addition, short-term investments of $35.2 million were acquired, of which $28.6 million were sold during the first nine months of 2015 for proceeds of $28.0 million.

During the first nine months of 2015, Osisko invested $139.6 million in investments (including $105.3 million in LIORC), $6.0 million in royalty interests and $6.1 million in exploration and evaluation activities.

Furthermore, the Company has access to up to $150.0 million in cash under its Revolving Credit Facility to acquire royalties and metal revenue streams.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014

Cash flows from continuing operations
Operations	10,204	6,624	24,027	3,295
Working capital items	2,224	(536)	(3,281)	613
Operating activities	12,428	6,088	20,746	3,908
Investing activities	(31,029)	(6,253)	(84,238)	(8,034)
Financing activities	(2,508)	-	185,771	158,267
Effects of exchange rate changes on cash and cash equivalents	5,240	181	6,641	181
Change in cash and cash equivalents from continuing operations	(15,869)	16	128,920	154,322
Change in cash and cash equivalents from discontinued operations	-	-	-	(158,970)
Increase (decrease) in cash and cash equivalents	(15,869)	16	128,920	(4,648)
Cash and cash equivalents – beginning of period	319,960	156,741	175,171	161,405
Cash and cash equivalents – end of period	304,091	156,757	304,091	156,757

Operating Activities

Cash flows provided by operating activities from continuing operations amounted respectively to $12.4 million and $20.7 million in the third quarter and for the first nine months of 2015 compared to $6.1 million and $3.9 million in the corresponding periods of 2014.

The changes in 2015 are mainly due to revenues from royalties in 2015 and dividend income, partially compensated by higher G&A expenses and business development expenses net of costs recoveries from associates.

Investing Activities

Cash flows used in investing activities from continuing operations amounted respectively to $31.0 million and $84.2 million in the third quarter and for the first nine months of 2015 compared to $6.3 million and $8.0 million in the corresponding periods of 2014.

In the third quarter and for the nine months of 2015, the Company invested respectively $28.5 million and $139.6 million in investments, including $105.3 million in shares of LIORC during the first nine months of 2015. Investments in exploration and evaluation assets amounted to $2.2 million in the third quarter of 2015 and $6.1 million for the first nine months of 2015, mainly on the Coulon and other projects on the James Bay territory. The Company also invested $5.0 million in royalty interests in the third quarter of 2015 for a total of $6.0 million in the first nine months of 2015. Disposals of short-term investments in the third quarter and for the first nine months of 2015 generated proceeds of $4.7 million and $32.7 million, respectively (these short-term investments were acquired through the acquisition of Virginia). Cash acquired in the acquisition of Virginia in the first quarter of 2015 amounted to $34.9 million.

In the third quarter and the first nine months of 2014, the Company invested respectively $5.9 million and $6.9 million in investments and $0.2 million and $1.0 million in exploration and evaluation assets. Investments in exploration and evaluation assets were mainly executed on the Mexican properties.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Financing Activities

In the third quarter and for the first nine months of 2015, cash flows provided by (used in) financing activities from continuing operations amounted to ($2.5 million) and $185.8 million. In the third quarter of 2015, the exercise of shares options (issued as replacement share options of Virginia) generated $0.3 million. In the first nine months of 2015, the issuance of Special Warrants generated gross proceeds of $200.0 million and the exercise of share options (issued as replacement share options of Virginia) generated $3.7 million. Share issue expenses of $10.8 million were paid during the first nine months of 2015. The share issue expenses are mainly the result of the Special Warrants issuance. Dividends of $2.8 million were paid in the third quarter of 2015 for a total of $7.2 million in the first nine months of 2015.

In the first nine months of 2014, the issuance of common shares generated $158.3 million, mainly related to the transaction with Agnico Eagle and Yamana.

The following table summarizes the financings completed since the creation of Osisko Gold Royalties:

		No of Shares/	Price	Gross	Net Cash
		Units	($)	Proceeds	Proceeds
				($000’s)	($000’s)

2015
Issuance of special warrants(i)		10,960,000	18.25	200,020	189,232
Exercise of replacement options(ii)		554,806	6.69	3,711	3,711
	Total	11,514,806		203,731	192,943

2014 – from June 16
Private placements(iii)		2,794,411	15.03	42,000	39,173
	Total	2,794,411		42,000	39,173

(i)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(ii)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(iii)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to CDPQ and Fonds at a price of $15.03 per common share for total gross proceeds of $42 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Quarterly Information

The selected quarterly financial information for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	2015(2)			2014(2)				2013(2)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Cash and cash equivalents	304,091	319,960	348,389	175,171	156,757	156,741	258,078	210,455
Short-term investments	2,022	6,629	8,736	-	-	-	-	-
Working capital	298,858	326,987	354,051	171,135	156,082	155,588	178,409	132,350
Total assets	1,098,013	1,082,899	1,080,372	269,965	192,917	189,287	2,266,385	2,222,001
Total long-term debt	-	-	-	-	-	-	311,046	316,951
Shareholders’ equity	958,377	948,843	942,712	263,226	191,196	187,742	1,761,244	1,731,068

Net earnings (loss) attributable to Osisko shareholders from continuing operations	9,872	3,928	10,273	(2,182)	5,833	(2,250)	(3,496)	(8,468)
Basic net earnings (loss) per share from from continuing operations	0.10	0.04	0.15	(0.04)	0.12	(0.05)	(0.08)	(0.19)
Earnings (loss) attributable to Osisko shareholders	9,872	3,928	10,273	(2,182)	5,833	1,645,276	24,241	10,488
Basic net earnings (loss) per share	0.10	0.04	0.15	(0.04)	0.12	36.88(3)	0.55	0.24
Weighted average shares outstanding (000’s)
- Basic	94,356	93,018	69,330	48,534	46,700(3)	44,845(3)	43,955	43,837
- Diluted	94,759	95,709	71,692	48,534	47,900(3)	44,845(3)	43,955	43,837
Share price - closing(4)	14.10	15.72	16.74	16.38	14.18	16.05	n/a	n/a
Warrant price - closing(5)	1.56	2.25	2.15	n/a	n/a	n/a	n/a	n/a
Price of gold (average US$)	1,124	1,192	1,218	1,201	1,282	1,288	1,293	1,276
Closing exchange rate(1) (US$/Can$)	1.3394	1.2474	1.2683	1.1601	1.1208	1.0676	1.1053	1.0636

(1)	Bank of Canada Noon Rate.
(2)	Financial information in Canadian dollars and prepared in accordance with IFRS.
(3)	Adjusted to reflect the 1.2 million shares held in escrow.
(4)	Osisko common shares began officially trading on June 16, 2014.
(5)	Osisko warrants began trading on March 5, 2015.

During the first quarter of 2015, Osisko acquired Virginia for a total consideration of $556.0 million and closed a $200 million equity financing. During the second quarter of 2014, the Company recognized a net gain of $1.7 billion from the deemed disposal of the majority of its assets further explained under section Discontinued Operations. In the second quarter of 2014, the reduction in total assets and shareholders’ equity and elimination of total long-term debt are also explained by such deemed disposal.

Outlook

Osisko Gold Royalties’ 2015 outlook on royalties is based on the publicly available forecast for the Canadian Malartic mine published by Yamana and Agnico Eagle, and for the Éléonore mine published by Goldcorp.

Attributable royalty production for 2015 is estimated at 28,000 gold ounces for the Canadian Malartic mine and between 1,500 and 1,900 gold ounces for the Éléonore mine. The Company also expects to continue its exploration programs in the James Bay area on properties owned by Virginia for approximately $11.0 million, of which about $9.0 million has been funded by flow-through shares and Québec institutional partners. As at September 30, 2015, $6.1 million had been spent.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Contractual Obligations and Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2019. As at September 30, 2015, minimum commitments remaining under these leases were approximately $4,340,000 over the following years:

Twelve months ended September 30, (in thousands of dollars)	$

2016	1,066
2017	977
2018	1,018
2019	1,035
2020	244
4,340

As at September 30, 2015, the Company is committed to spend $1,411,000 by December 31, 2015 on eligible exploration and evaluation expenses under Virginia’s flow-through share underwriting agreement dated March 7, 2014.

Related Party Transactions

The compensation paid or payable to key management for employee services is presented below: (in thousands of dollars)

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Salaries and short-term employee benefits	885	454	2,655	665
Share-based compensation	944	221	3,134	221
	1,829	675	5,789	886

Each key management employee is subject to an employment agreement which provides for market standard payments on termination of employment without cause or following a change of control providing for payments of between once to twice the base salary and bonus and certain vesting acceleration clauses on restricted share units and options.

For the three and nine months ended September 2015, Osisko recognized cost recoveries from associates amounting respectively to $405,000 and $838,000 (nil in 2014). These costs are related to professional services provided to associates and rent for office space. As at September 30, 2014, an amount of $405,000 was receivable from the associates for these expenses.

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Outstanding Share Data

As of November 4, 2015, 94,391,400 common shares were issued and outstanding. A total of 2,977,613 common share options and 5,480,000 warrants were outstanding to purchase common shares.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Risks and Uncertainties

The Company is a royalty holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements of Osisko for the three and nine months ended September 30, 2015 should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 are consistent with those applied by the Company to the audited consolidated financial statements for the year ended December 31, 2014, except for the new accounting policies presented in Note 3 of the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 following the acquisition of Virginia. The Board of Directors has approved the unaudited condensed interim consolidated financial statements on November 4, 2015.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2014, except for the changes in accounting policies which are detailed in the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015, both filed on SEDAR (www.sedar.com).

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2014 and updated in the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2015, both filed on SEDAR (www.sedar.com).

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2014 and in the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2015, both filed on SEDAR (www.sedar.com).

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net earnings (loss) from continuing operations” less certain items: “Before June 16, 2014 allocation of expenses”, “Write-off of exploration and evaluation assets”, “Unrealized gain (loss) on financial assets”, ‘Impairment on available-for-sale assets”, “Share of loss of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014

(in thousands of dollars, except per share amounts)

Net earnings from continuing operations	9,809	5,833	23,980	87

Adjustments:
Before June 16, 2014 allocation of expenses	-	1,526	-	5,260
Write-off of exploration and evaluation assets	-	-	-	2,831
Unrealized loss (gain) on financial assets	1,257	(3,449)	(4,822)	(3,057)
Impairment on available-for-sale assets	-	1,612	-	1,612
Share of loss of associates	504	486	2,271	582
Transaction costs - Virginia	-	-	2,243	-
Deferred income tax expense	3,471	2,075	6,237	1,845

Adjusted earnings	15,041	8,083	29,909	9,160

Weighted average number of common shares outstanding (000’s)	94,356	46,700	85,660	45,098

Adjusted earnings per share	0.16	0.17	0.35	0.20

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements". All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (Including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko and the realization of the anticipated benefits deriving from the Virginia acquisition. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

November 4, 2015

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Third Quarter Report

Corporate Information

Corporate Office
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0670
Fax: (514) 940-0669
Email: info@osiskogr.com	Web site: www.osiskogr.com

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer *	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	John Burzynski, Senior Vice President, New Business
Victor H. Bradley	Development
John Burzynski *	André Gaumond, Senior Vice President, Northern
Pierre Labbé	Development
Charles E. Page	Luc Lessard, Senior Vice President, Technical Services
André Gaumond *	Elif Lévesque, Vice President, Finance and Chief
Financial Officer
Paul Archer, Vice President, Northern Exploration
* Non-independent	Joseph de la Plante, Vice President, Corporate Development
André Le Bel, Vice President, Legal Affairs and
Corporate Secretary

Senior Management – Technical Services
Robert Wares, Chief Geologist, Osisko Mining Group

Legal Counsel
Bennett Jones LLP
Lavery, de Billy LLP

Auditors
PricewaterhouseCoopers LLP

Transfer Agent
Canadian Stock Transfer Company

Exchange listing
Toronto Stock Exchange

- Common shares: OR
- Warrants: OR.WT
Exercise price $36.50
Expiry March 5, 2022

DRIP
Information available at http://osiskogr.com/en/dividends/drip/